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                            March 28, 2023

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 22,
2023
                                                            File No. 333-267461

       Dear Jing Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed March 22,
2023

       Part II
       Item 7. Recent Sales of Unregistered Securities, page II-1

   1. Please revise to provide all of the information required by Item 701 of Regulation S-K for the 3,215,100 shares of
the company sold to individual and institutional investors from
                                                        September 2022 to March
2023. Additionally, if applicable, please revise to provide all of the information
required by Item 701 of Regulation S-K for the convertible promissory notes issued to Kinfolk
Investments Holding Pte Ltd., King Inspiration Limited, and City
                                                        Connected Communities
Pte. Ltd., respectively. In this regard, we note that it appears the notes mature more than
one year from the date of issuance. Refer to the Instructions to
                                                        Item 701 of Regulation
S-K.
 Jing Hu
AgiiPlus Inc.
March 28, 2023
Page 2
General

2. We note your registration statement is an initial public offering and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements outlined in paragraph A(4) of Item 8 of Form 20-F or revise accordingly to either update your audited financial statements or include the relevant representation as allowed under Step 2 within Instructions to Item 8.A.4 of Form 20-F, as an exhibit to the registration statement.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameJing Hu
                                                            Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                            Office of Real
Estate & Construction
March 28, 2023 Page 2
cc:       Guillaume de Sampigny
FirstName LastName